August 6, 2018

Mr. Gus Rodriguez
Accounting Branch Chief
Office of Financial Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re:    TCF Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
File No. 001-10253

Dear Mr. Rodriguez:

This letter is in response to your letter dated July 24, 2018, concerning the above captioned filing of TCF Financial Corporation (“TCF”). For your convenience we have repeated the comments from your letter in boldface type to facilitate your review, followed by the response of TCF. Since both comments relate to the same items, both are explained together in TCF’s response.

Form 10-K for the Fiscal Year Ended December 31, 2017
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 7. Allowance for Loan and Lease Losses and Credit Quality Information, page 80

1.
Please tell us why there is a difference between the allowance for loan and lease losses attributable to loans individually evaluated for impairment of $23,936 at December 31, 2017 in the Total column on page 80 and the allowance for impaired loans of $21,394 at December 31, 2017 on page 84. Please also tell us why there is a difference between the allowance for loan and lease balances attributable to loans individually evaluated for impairment of $223,260 at December 31, 2017 in the Total column on page 80 and the loan balance of impaired loans at December 31, 2017 of $171,448 on page 84.

Form 10-Q for the Quarterly Period Ended March 31, 2018
Notes to Consolidated Financial Statements
Note 6. Allowance for Loan and Lease Losses and Credit Quality Information, page 13

2.
Please tell us why there is a difference between the portion of the allowance for loan and lease losses attributable to loans individually evaluated for impairment of $24,262 at March 31, 2018 in the Total column on page 13 and the allowance for impaired loans of $21,364 at March 31, 2018 on page 17. Please also tell us why there is a difference between the portion of the loan and lease balances attributable to loans individually evaluated for impairment of $219,862 at March 31, 2018 in the Total column on page 13 and the loan balance of impaired loans at March 31, 2018 of $168,107 on page 17.

TCF Response:

TCF has consistently defined impaired loans to include non-accrual commercial loans, non-accrual equipment finance loans, non-accrual inventory finance loans and troubled debt restructuring (“TDR”) loans as described in Note 2. Summary of Significant Accounting Policies - Allowance for Loan and Lease Losses on page 66 of the Form 10-K for the year ended December 31, 2017. TCF’s consumer loans are generally collectively evaluated for impairment in accordance with Accounting Standards Codification (“ASC”) 310-10-35-13(a) which states that impaired loans do not include larger groups of smaller-balance homogeneous loans. TCF’s consumer portfolios meet the requirements to be collectively evaluated for impairment, with the exception of loans disclosed as TDR loans, which are included in the definition of impaired loans.

Form 10-K for the Fiscal Year Ended December 31, 2017
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 7. Allowance for Loan and Lease Losses and Credit Quality Information, page 80

The difference between the allowance for loan and lease losses attributable to loans and leases individually evaluated for impairment of $23,936 on page 80 of the December 31, 2017 Form 10-K in the (“Allowance for Loan and Lease Losses table”) and the allowance for impaired loans of $21,394 on page 84 of the December 31, 2017 Form 10-K in the (“Impaired Loan table”) is $2,542. The difference between the loans and leases individually evaluated for impairment of $223,260 on page 80 of the December 31, 2017 Form 10-K in the Allowance for Loan and Lease Losses table and the balance of impaired loans of $171,448 on page 84 of the December 31, 2017 Form 10-K in the Impaired Loan table is $51,812. The table below shows the items to which the differences you reference are attributable:

	At December 31, 2017
	Allowance	Loan
(In thousands)	Difference	Difference
Differences due to the following reasons:
(1) No longer disclosed as TDR loans	$85	$31,610
(2) Leases	1,988	10,637
(3) Regulatory guidance	469	9,565
Total	$2,542	$51,812

Form 10-Q for the Quarterly Period Ended March 31, 2018
Notes to Consolidated Financial Statements
Note 6. Allowance for Loan and Lease Losses and Credit Quality Information, page 13

The difference between the allowance for loan and lease losses attributable to loans and leases individually evaluated for impairment in the Allowance for Loan and Lease Losses table of $24,262 on page 13 of the March 31, 2018 Form 10-Q and the allowance for impaired loans in the Impaired Loan table of $21,364 on page 17 of the March 31, 2018 Form 10-Q was $2,898. The difference between the loans and leases individually evaluated for impairment in the Allowance for Loan and Lease Losses table of $219,862 on page 13 of the March 31, 2018 Form 10-Q and the balance of impaired loans in the Impaired Loan table of $168,107 on page 17 of the March 31, 2018 Form 10-Q was $51,755. The table below shows the items to which the differences you reference are attributable.

	At March 31, 2018
	Allowance	Loan
(In thousands)	Difference	Difference
Differences due to the following reasons:
(1) No longer disclosed as TDR loans	$108	$30,279
(2) Leases	2,150	11,142
(3) Regulatory guidance	640	10,334
Total	$2,898	$51,755

Explanations:

(1)	No longer disclosed as TDR loans

In accordance with the Office of the Comptroller of the Currency (“OCC”) Bulletin 2012-10 and ASC 310-40-50-2, certain TDR loans need not be included in the disclosures required by paragraphs 310-10-50-15(a) and (c) in the calendar years after modification if the loans were modified to an interest rate equal to or greater than the yields of new loan originations with comparable risk at the time of restructuring and if the loan is performing based on the restructured terms. ASC 310-40-50-2 indicates an impaired loan that has been restructured in a TDR loan involving a modification of terms need not be included in the disclosures required by paragraphs 310-10-50-15(a) and 310-10-50-15(c) in years after the restructuring if both of the following conditions exist:

a.	The restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of the restructuring for a new loan with comparable risk.

b.	The loan is not impaired based on the terms specified by the restructuring agreement.

ASC 310-40-50-2(b) indicates that TDR loans can only be removed from the disclosure if the loan is not impaired under the terms specified by the restructuring. Since these loans are performing under the terms of the restructuring and are in accrual status, they are by TCF’s definition not impaired, thus they have been removed from the Impaired Loan table. While the loans are no longer disclosed as TDR loans or reported in the Impaired Loan table, we do continue to individually evaluate the loans under TCF’s Allowance for Loan and Lease Losses policy in accordance with ASC 310-10 and the OCC Bulletin which indicate loans which were modified, but are no longer required to be disclosed as TDR loans continue to require individual evaluation for allowance purposes and therefore are included in the Allowance for Loan and Lease Losses table. Said differently, even loans which are no longer required to be disclosed as TDR loans under ASC 310-40-510-2 are still required to be individually evaluated for impairment for purposes of the allowance for loan and lease losses.

(2)	Leases

TCF excludes its leasing portfolio from the population of impaired loans based on guidance in ASC 310-10-35-13(c) which excludes leases.

This guidance applies to all creditors. It addresses the accounting by creditors for impairment of a loan by specifying how allowances for credit losses related to certain loans shall be determined. The accounting for impaired loans shall be consistent among all creditors and for all types of lending except for loans that are measured at fair value or at the lower of cost or fair value in accordance with specialized industry practice. Therefore, this guidance applies to all loans that are identified for evaluation, uncollateralized as well as collateralized, except the following:

a.
Large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. Those loans may include but are not limited to credit card, residential mortgage, and consumer installment loans.

b.	Loans that are measured at fair value or at the lower of cost or fair value, for example, in accordance with Topic 948 or other specialized industry practice.

c.	Leases as defined in Topic 840.

d.	Debt securities as defined in Topic 320.

We also note that included in the pending content in Accounting Standards Update 2016-02 Section B that this paragraph is superseded to remove the reference to exclude leases, indicating that the Financial Accounting Standards Board determined additional clarification was needed as a result of diversity in practice. TCF’s historical interpretation of the guidance has been to consistently exclude leases from the Impaired Loan table and include it in the Allowance for Loan and Lease Losses table. The actual impairment calculated on these leases is based on the value of the underlying equipment which today we record consistent with ASC 360. The impact of the impairment is the same under ASC 310.

(3)	Regulatory guidance

Loans excluded from the Impaired Loan table due to regulatory guidance are generally comprised of consumer loans where bankruptcy notification has been received but the loan has not yet been discharged. OCC Bulletin 2014-4 requires that loans subject to bankruptcy notification must be charged down to collateral value within 60 days of the notification or when the loan reaches 60 days past due, whichever occurs first. TCF has integrated this guidance into its Accounting for Non-Accrual Loans and Leases policy as described in Note 2. Summary of Significant Accounting Policies - Non-accrual Loan and Leases on page 69 of the Form 10-K for the year ended December 31, 2017. As a result of this regulatory guidance, we are individually evaluating these loans, however until they are discharged resulting in a modification and deemed a TDR, they do not meet our definition of an impaired loan and are excluded from the Impaired Loan table.

TCF acknowledges its responsibility for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the SEC Staff.

Thank you for your consideration of our response. If you have any questions concerning the foregoing response, please do not hesitate to contact me at 952-249-7130.

Sincerely,

/s/ Brian W. Maass
Brian W. Maass
Executive Vice President and Chief Financial Officer

Cc:     Craig R. Dahl, Chairman and Chief Executive Officer
Joe T. Green, Executive Vice President and General Counsel